

August 21, 2012

<u>Via E-mail</u>
H.W. Bromley
Chief Financial Officer
Bingo.com, Ltd.
Hansa Bank Building, Ground Floor
Landsome Road
AI 2640, The Valley, Anguilla, B.W.I.

     Re: **Bingo.com, Ltd.**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 30, 2012
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 22, 2011
             File No. 333-120120-01

Dear Mr. Bromley:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ David R. Humphrey

                     David R. Humphrey
                     Accounting Branch Chief